August 31, 2020

Ms. Michelle Miller

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             X Financial

Form 20-F for Fiscal Year Ended December 31, 2019

Filed June 4, 2020

Comment Letter Dated August 11, 2020

File No. 001-38652

Dear Ms. Miller and Mr. Brunhofer:

We provide the following response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated August 11, 2020 with respect to the Form 20-F for the fiscal year ended December 31, 2019 of X Financial (the “Company”), which was filed on June 4, 2020 (the “2019 20-F”).

For your convenience, the Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

Form 20-F for Fiscal Year ended December 31, 2019

Business Overview

Funding, page 62

1.                   On pages, 11, 62 and 95, you state that since February 2018, you have shifted the strategy to focus on loan facilitation services through the direct model. However on page 94 you state that the decrease in loan facilitation service fees under the direct model was due to a continuing strategy in 2019 to attract more institutional investors through the intermediary model and cooperation with unrelated third-party trust companies. Please reconcile these statements and clarify in future filings. Provide us with your proposed revisions.

Response: The Company respectfully advises the Staff that as disclosed in the 2019 20-F, focusing on loan facilitation services through the direct model is the Company’s strategy since February 2018 and loan facilitation service fees under the direct model accounted for the largest portion of the total net revenue in both 2018 and 2019. In addition to the Company’s strategy with respect to its loan facilitation model, the Company also has the strategy with respect to its funding sources, which is to attract more institutional investors. As disclosed on pages 10, 49, 62, 87 and 92 in the 2019 20-F, out of the total funding for loans the Company facilitated, funding from institutional investors increased from 9.2% in 2018 to 26.6% in 2019. Institutional investors may invest their funds in the loans facilitated under direct model and/or intermediary model, depending on their investment strategies. In 2019, loans the Company facilitated were funded by more institutional investors through intermediary model and funded through more newly established consolidated trusts administered by unrelated third-party trust companies, where relevant revenue was recognized as financing income. As a result, as compared to 2018, loan facilitation service fee under the direct model decreased while both loan facilitation service fee under the intermediary model and financing income increased in 2019.

The Company intends to clarify in the future filings of Form 20-F with the following revised disclosure: “Loan facilitation service fee under the direct model decreased from RMB2,957.6 million in 2018 to RMB1,986.0 million (US$285.3 million) in 2019. The decrease was primarily due to the fact that loans we facilitated in 2019 were funded by more institutional investors through intermediary model and funded through more newly established consolidated trusts administered by unrelated third-party trust companies.”

Note 2. Summary of Significant Accounting Policies

Loans Receivable from Xiaoying Credit Loans and Revolving Loans, page F-25

2.                   You disclose that Xiaoying Credit and Revolving loans are loans funded by you that you have not been able to transfer to investors which are accounted for at amortized cost. Please address the following:

•                       Provide to us and enhance future filings, the disclosures required by ASC 310-10-50 consistent with your disclosures of accounts receivable and contract assets;

•                       Tell us why you have not accounted for these loans as held for sale in accordance with ASC 310-10-35-48 since you state on page F-17 that these loans are yet to be transferred to external investors; and

•                       Tell us and clarify in future filings why the funding of these loans is not prohibited under the Interim Measures you disclose in the risk factor on page 18 that made you cease partially financing certain undersubscribed loans with your own funds completely in April 2017.

Response:

In response to the Staff’s comments in the first bullet point above, the Company has prepared below disclosures of Xiaoying Credit Loan and Revolving Loan required by ASC 310-10-50, consistent with the disclosures of accounts receivable and contract assets. The Company intends to include these disclosures in the future filings of Form 20-F.

The following table presents the loans receivable from Xiaoying Credit Loans and Revolving Loans originated and retained by the Company as of December 31,2019:

	As of December 31, 2019	As of December 31, 2019
	RMB	US$
Loans receivable from Xiaoying Credit Loans and Revolving Loans	314,262,484	45,140,981
Allowance for loans receivable from Xiaoying Credit Loans and Revolving Loans	(24,709,468)	(3,549,293)
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	289,553,016	41,591,688

The following tables present the movement of provision for loans receivable from Xiaoying Credit Loans and Revolving Loans as of December 31, 2019:

As of December 31, 2018	Add: Provision for loans receivable from Xiaoying Credit Loans and Revolving Loans	Less: Charge-off	As of December 31, 2019
RMB	RMB	RMB	RMB
—	37,643,244	(12,933,776)	24,709,468

As of December 31, 2018	Add: Provision for loans receivable from Xiaoying Credit Loans and Revolving Loans	Less: Charge-off	As of December 31, 2019
US$	US$	US$	US$
—	5,407,113	(1,857,820)	3,549,293

The following table presents the aging of loans receivable from Xiaoying Credit Loans and Revolving Loans as of December 31, 2019:

As of December 31, 2019 Aging	Not past-due	1 - 30 days	30 - 60 days	60 - 90 days	90 - 180 days	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Total	277,155,955	8,776,811	7,639,377	6,224,580	14,465,760	314,262,484

As of December 31, 2019 Aging	Not past-due	1 - 30 days	30 - 60 days	60 - 90 days	90 - 180 days	Total
	US$	US$	US$	US$	US$	US$
Total	39,810,962	1,260,710	1,097,328	894,105	2,077,875	45,140,981

With respect to the Staff’s comments in the second bullet point above, the Company respectfully advises the Staff that loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans refer to those loans that the Company provides credits to borrowers using its own fund through an intermediary first to enhance borrowers’ service satisfaction. The Company does not have intention to retain such loans. However, for certain loan products without credit enhancement provided by qualified institutional partners such as ZhongAn, there were no appropriate external investors who would acquire those loans without recourse to the Company. In the foreseeable future, the Company does not have the ability to transfer out the loans in a transaction that qualifies for sale accounting in accordance with ASC 860. Therefore, the Company did not account for these loans as held for sale.

The Company intends to clarify in the future filings of Form 20-F with the following revised disclosure: “As of December 31, 2019, loans that were unable to be transferred to external investors in a transaction qualifying for sale accounting amounted to RMB 289,553,016 (US$41,591,688) and were recorded in “Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheet.”

With respect to the Staff’s comments in the third bullet point above, the Company respectfully advises the Staff that the loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans do not involve the activities that are prohibited under the Interim Measures as disclosed in the risk factor on page 18. According to the Interim Measures, online finance information intermediaries, including the Company, are not allowed to act as lenders providing their own funds to borrowers on the P2P platform directly. Therefore, the Company has completely ceased such practices on its P2P platform since April 2017. The Company’s funding for the loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans was not conducted on its P2P platform, but conducted through acquiring loans from unaffiliated third parties who were the initial lenders of such loans acting as the intermediary. Although the Company does not have the intention to retain the loans at the outset, due to the more stringent regulatory measures, the loan transfers in the market have been less active than previous years, which makes the Company has no ability to sell the loans immediately or in the near term after the acquisition. The Company does not believe that such acquiring loans from existing lenders are prohibited under the Interim Measures, but the Company cannot assure you that such practice will not be deemed by the PRC authorities as illegally providing loans to the general public or illegally granting loans without the PBOC’s permit as disclosed in the section “Item 3. Key Information—3.D. Risk Factors—We finance certain loans offered with our own funds, which may subject us to regulatory risks” on page 18 of the Form 20-F.

Loan Receivable from Xiaoying Housing Loans, net, page F-25

3.                   You state that upon default of Xiaoying Housing Loans and after compensating the investor or ZhongAn for the defaulted loan principal and interest and attainment of creditors rights to the underlying loan, you recognize a loan receivable based on the present value of the expected amount to be collected from the collateral right, which approximates its acquisition cost. Please tell us the authoritative guidance that supports your accounting policy, including your consideration of the guidance in ASC 310-40-40-3 and ASC 310-30, and revise future filings accordingly

Response: The Company respectfully advises the Staff that for Xiaoying Housing Loan, the Company provides guarantee or joint guarantee with ZhongAn to the investor for the borrower’s default and consequently the borrower is required to provide a collateral, usually a property, to the Company. Upon default of the loan, the Company compensates the investor or ZhongAn for defaulted loan principal and interest and obtains the creditor’s right of the underlying loan. Subsequently, the Company exercises its collateral right over the property on the underlying loan to recover the compensation amount it has paid to the investor or ZhongAn.

ASC 310-40-40-3 relates to the scenario where a creditor receives long-lived assets that will be sold from a debtor in full satisfaction of a receivable. The Company considered that this guidance is not applicable for Xiaoying Housing Loan, since the Company only has the collateral right over the underlying property, rather than the legal title of it.

ASC 310-30 Loans and Debt Securities Acquired with Deteriorated Credit Quality applies to all loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company acquired Xiaoying Housing Loan in the event of the borrower’s default, and was unable to timely collect the contractual cashflows according to the original repayment schedule, which was an obvious evidence of deterioration of credit quality at acquisition.

When applying ASC310-30, the Company recognizes loans receivable from Xiaoying Housing Loans based on the present value of all cash flows expected at acquisition. Valuation allowances are established subsequent to acquisition of the loans, reflecting only those losses incurred after acquisition— that is, the present value of all cash flows expected at acquisition that ultimately are not to be received.

Since Xiaoying Housing Loans were all secured by properties whose value is higher than the loan principal, upon initial acquisition, the Company estimated that its compensation to the investor or ZhongAn, which approximates the loans acquisition cost, can be recovered by the proceeds from exercising the collateral right over properties. Therefore in F-25, the Company stated that “Loan receivable from Xiaoying Housing Loans is recorded based on the present value of the expected amount to be collected from the exercise of the collateral right, which approximates its acquisition cost”. For subsequent measurement, allowance for loan receivable is established through periodic charges to the provision for loan receivable from Xiaoying Housing Loan when the Company believes that the future collection of defaulted loan principal and interest is unlikely.

Note 3. Fair value of Assets and Liabilities

Financial Guarantee Derivative, page F-31

4.                   We note that your financial guarantee derivative asset primarily represents guarantee service fees to be collected. Please provide us proposed revised disclosure to be included in future filings that addresses the following:

•                       Disaggregates activity by annual loan originations, for example for 2019 disclosures separately present activity for 2017, 2018 and 2019;

•                       Explains why guarantee service fees received from borrowers increased from RMB 358.2 million 2018 to RMB 719.9 million in 2019 whereas related total net revenues, accounts receivable and related outstanding loans decreased; and

•                       Explains how the estimated default rate declined from 11.06% in 2018 to 10.13% in 2019 but compensation paid to ZhongAn for defaulted loans in 2019 is greater than estimated payment to ZhongAn based on the pre-agreed Cap.

Response:

In response to the Staff’s comments in the first bullet point above, the Company has prepared the proposed disclosures in the following table and will revise the corresponding disclosures in the future filings of Form 20-F.

The following table sets forth the Group’s financial guarantee derivative movement activities for the years ended December 31, 2018 and 2019 respectively:

	For loans facilitated in	For loans facilitated in
	2017	2018	Total
Year ended December 31, 2018	RMB	RMB	RMB
Balance at December 31, 2017	53,260,916	—	53,260,916
Estimated payment to ZhongAn based on the pre-agreed Cap (1)	—	1,784,817,072	1,784,817,072
Less: Initially estimated net guarantee service fee to be collected (2)	—	1,607,696,701	1,607,696,701
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	5,413,833	18,437,098	23,850,931
Change in fair value of financial guarantee derivative	5,413,833	195,557,469	200,971,302
Add: Guarantee service fee received from borrowers	159,811,884	860,051,384	1,019,863,268
Less: Compensation paid to ZhongAn	218,486,633	1,413,858,766	1,632,345,399
Balance at December 31, 2018	—	(358,249,913)	(358,249,913)
Potential maximum undiscounted amount payable (Remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31, 2018) (A)	—	370,958,304	370,958,304
Changes in fair value related to balance outstanding at December 31, 2018	—	108,540,263	108,540,263

	For loans facilitated in	For loans facilitated in
	2018	2019	Total	Total
Year ended December 31, 2019	RMB	RMB	RMB	USD
Balance at December 31, 2018	(358,249,913)	—	(358,249,913)	(51,459,380)
Estimated payment to ZhongAn based on the pre-agreed Cap (1)	—	2,270,629,689	2,270,629,689	326,155,547
Less: Initially estimated net guarantee service fee to be collected (2)	—	2,039,737,713	2,039,737,713	292,989,990
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	16,050,795	(570,943)	15,479,852	2,223,542
Change in fair value of financial guarantee derivative	16,050,795	230,321,033	246,371,828	35,389,099
Add: Guarantee service fee received from borrowers	713,157,422	1,164,728,075	1,877,885,497	269,741,374
Less: Compensation paid to ZhongAn (B)	370,958,304	2,115,011,370	2,485,969,674	357,087,201
Balance at December 31, 2019	—	(719,962,262)	(719,962,262)	(103,416,108)
Potential maximum undiscounted amount payable (Remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31, 2019)	—	155,618,319	155,618,319	22,353,173
Changes in fair value related to balance outstanding at December 31, 2019	—	120,363,772	120,363,772	17,289,174

(1) Amount represents estimated payment to ZhongAn which is the aggregated amount of guarantee fees, which would be the amount of loan principal multiplied by annualized guarantee fee ratio. The obligation is not influenced by default and early repayment of borrowers.

(2) Amount represents estimated guarantee service fees to be collected for loans newly facilitated during each vintage period according to the guarantee service agreement with the borrowers, net of estimated defaults and prepayments.

(3) Amount represents the subsequent adjustment to update the estimated net guarantee service fees to be collected for all outstanding loans as a result of changes in estimated default or prepayment rates.

With respect to the Staff’s comments in the second bullet point above, the Company respectfully advises the Staff that the RMB 358.3 million and RMB 720.0 million represented the balances of financial guarantee derivative asset as of December 31, 2018 and 2019 respectively.  The guarantee service fees received from borrowers increased from RMB 1,019.9 million in 2018 to 1,877.9 million in 2019, which was due to an increase of the pre-agreed Cap with ZhongAn. The pre-agreed Cap was determined based on the market price and negotiated after a certain period of observation of the industry environment and economic risk to Company. While the guarantee service fee increases, the Company decided to lower the service fee rate in order to maintain its ARP in an acceptable range to attract and retain borrowers. The decrease of service fee rate would lead to the decrease of net revenue and accounts receivable. In addition, the loan the Company facilitated in 2019 were funded through more newly established Consolidated Trusts. The net revenue generated by the related loans facilitated through Consolidated Trusts was recorded over the life of the underlying loans using the effective interest method, which would lead to the decrease of net revenue and account receivables.

The Company intends to clarify in the future filings of Form 20-F in the section “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Key Balance Sheet Items” with the following revised disclosure: “As of December 31, 2019, financial guarantee derivative had an asset position of RMB720.0 million (US$103.4 million) in comparison with an asset position of RMB358.3 million as of December 31, 2018. The increase in the derivative asset position was primarily due to an increase of the pre-agreed Cap with ZhongAn, which on the other hand resulted in the decrease of net revenue and accounts receivable, so as to maintain the APR in an acceptable range to attract and retain borrowers.”

With respect to the Staff’s comments in the third bullet point above, the Company respectfully advises the Staff that compensation paid to ZhongAn is influenced not only by default rate but also the pre-agree Cap. For loans facilitated in 2018, the potential maximum undiscounted amount payable, i.e. the remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31, 2018, amounted to RMB 371.0 million (line A in table 2018), which was fully compensated to ZhongAn in 2019 (line B in table 2019). For loans facilitated in 2019, the estimated payment to ZhongAn based on the pre-agreed Cap amounted to RMB2,270.6 million (note (1) in table 2019), out of which a compensation of RMB 2,115.0 million (line B in table 2019) was made during 2019. The compensation did not exceed the pre-agreed Cap in respective years.

The Company intends to clarify in the future filings of Form 20-F in the section “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Key Balance Sheet Items” with the following revised disclosure: “As of December 31, 2019, financial guarantee derivative had an asset position of RMB720.0 million (US$103.4 million) in comparison with an asset position of RMB358.3 million as of December 31, 2018, primarily due to an increase of the pre-agreed Cap with ZhongAn. The pre-agreed Cap was determined based on the market price and negotiated after a certain period of observation of the industry environment and economic risk to Company. As of December 31, 2018, financial guarantee derivative had an asset position of RMB358.3 million in comparison with it being a liability position of RMB53.3 million as of December 31, 2017 as there was time lag between the collection of guarantee fee and the compensation to ZhongAn. As of December 31,2018 and 2019, the cumulative amount paid to ZhongAn was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the pre-agreed cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans.”

Loans at Fair Value and Payable to Investors at Fair Value, page F-33

5.                   Please tell us and enhance future filings to address the following:

•                       Why there is a significant difference between the origination of loan principal of RMB4,938.2 million for loans at fair value and initial contribution of RMB4,313 million for payable to investors at fair value;

•                       Why there is a significant difference between the collection of principal of RMB2,961.9 million including reinvestment of principal of RMB708.5 million for loans at fair value and principal payment of RMB1,306.7 million for payable to investors at fair value and where the difference is recognized on the consolidated balance sheet; and

•                       Why the significant unobservable input of net cumulative expected loss rates used to calculated the loans and payable to investor at fair value is different than the estimated default rate utilized determining the fair value of the financial guarantee derivative.

Response:

With respect to the Staff’s comments in the first bullet point above, the Company respectfully advises the Staff that the significant differences were mainly because the reinvestment of RMB708.5 million was double counted in the origination of loan principal of RMB4,938.2 million and the collection of principal of RMB2,961.9 million.

The additional information about Level 3 loans and payable to investors at fair value for the year ended December 31, 2019 should have been reported as in the following tables.

RMB

	Balance at December 31, 2018	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2019	Changes in fair value related to balance outstanding at December 31, 2019
Xiaoying Credit Loan	33,417,119	4,229,716,166	(2,253,437,828)	708,474,895	64,162,533	2,782,332,885	62,412,104

USD

	Balance at December 31, 2018	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2019	Changes in fair value related to balance outstanding at December 31, 2019
Xiaoying Credit Loan	4,800,069	607,560,713	(323,686,092)	101,766,051	9,216,371	399,657,112	8,964,938

Accordingly, two items in cash flows from investing activities of consolidated statement of cash flows for the year ended December 31, 2019 should have been reported as follows:

	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	USD
Principal payment of loans at fair value	4,938,191,061	709,326,765
Principal collection of loans at fair value	(2,253,437,828)	(323,686,092)

The Company performed an analysis of the materiality of the error under SAB 99 and concluded that the error under SAB 99 was not material based on comprehensive analyses considering both quantitative and qualitative factors. The Company intends to correct the abovementioned immaterial errors in the 2020 Form 20-F filing, with a note captioned as “Revisions of prior year” under “Note 2. Summary of significant accounting policies” as below:

In 2020, the Company identified certain amount should have been excluded from both origination and collection of loan principals related to Consolidated Trusts for the year ended December 31, 2019. As a result, the additional information about Level 3 loans and payable to investors measured at fair value, and “Principal payment of loans at fair value” and “Principal collection of loans at fair value” in the cash flows from investing activities of consolidated statement of cash flows for 2019 have been revised accordingly to reflect the immaterial error, which did not affect loans at fair value, payable to investors at fair value, cash and cash equivalent, cash flows from investing activities, or any other subtotal on the accompanying consolidated statement of cash flows.

Based on the corrected information shown in the table above, the difference between the origination of loan principal of RMB4,229.7 million for loans at fair value and initial contribution of RMB4,313 million for payable to investors at fair value amounted to RMB83.3 million, which represented the uninvested amount out of the investors’ funds, including the cash equivalents held by the trust plans due to the consideration of liquidity management and compliance with relevant laws and regulations governing trust companies. Such amount was recorded in “restricted cash” in the consolidated balance sheet.

With respect to the Staff’s comments in the second bullet point above, the Company respectfully advises the Staff that after revising the data as above, the difference between the collection of principal of RMB2,253.4 million, including the reinvestment of loan principal of RMB708.5 million, and the principal payment of RMB1,306.7 million to investors at fair value amounted to RMB 238.2 million. The difference represented the collected funds that were not yet reinvested or not yet paid to investors, which was reflected in “restricted cash” in the consolidated balance sheet.

With respect to the Staff’s comments in the third bullet point above, the Company respectfully advises the Staff that the significant unobservable input of net cumulative expected loss rates used to calculated the loans and payable to investor at fair value is different than the estimated default rate utilized determining the fair value of the financial guarantee derivative, primarily due to the different loan product mix. The underlying loan products related to the loans at fair value were mainly Xiaoying Card Loans which were facilitated through the Consolidated Trusts. While the loans related to financial guarantee derivative include not only Xiaoying Card Loans but also a small portion of Xiaoying Revolving Loans, which had a higher estimated default rate than Xiaoying Card Loans as at December 31, 2019.

Note 4. Prepaid Expenses and Other Current Assets, page F-35

6.                   From disclosure on page F-27, we note that in 2018, you invested RMB225 million in cash for 15% equity interest of Jiangxi Ruijing through a contractual agreement with the nominal shareholder whereby you obtained all associated shareholder rights. Please address the following:

•                       Tell us why within five months of making a RMB225 million investment in Jiangxi Ruijing, you acquired only the earning rights of two loans from Jiangxi Ruijing for a total of RMB380 million and not the underlying loans;

•                       Tell us the economic benefit to Jiangxi Ruijing of retaining the underlying loans without the earning rights;

•                       Tell us why the loans are secured by pledged shares and not the underlying loans; and

•                       Tell us why Jiangxi Ruijing ceased providing guarantee service to your platform in November 2018 when it only entered into the cooperation agreement in March 2018.

Response:

With respect to the Staff’s comments in the first bullet point above, the Company respectfully advises the Staff that the investment in Jiangxi Ruijing is to enhance the business cooperation that Jiangxi Ruijing provided guarantee for the loans facilitated through the Company’s platform. The transactions that the Company purchased earning rights of two loans from Jiangxi Ruijin are one-off deals. Although Jiangxi Ruijing has no earning rights and takes no risks related to the underlying loans, Jiangxi Ruijing entered into a financial consultant service agreement in connection with the Company’s investments in two loans’ earning rights and was obligated to collect the principals and interests and monitor the borrowers’ financial condition for the Company. Jiangxi Ruijing received the principals and interests from borrowers first and subsequently paid the Company within three working days. The Company acquired only the earning rights but not the underlying loans for the convenience that the Company does not need to directly deal with the borrowers for the daily administrative procedures.

With respect to the Staff’s comments in the second bullet point above, the Company respectfully advises the Staff that for Jiangxi Ruijing, their economic benefit is that they earned a financial consultant service revenue of RMB 305,000 for managing and servicing the underlying loans for the Company.

With respect to the Staff’s comments in the third bullet point above, the Company respectfully advises the Staff that the pledged shares stand in the name of a company and the corresponding value of cash and securities on the balance sheet of this company is much higher than the loan principal. The pledged shares were considered as the best solution to guarantee the rights of the underlying loan.

With respect to the Staff’s comments in the fourth bullet point above, the Company respectfully advises the Staff that Jiangxi Ruijing provided guarantee over Xiaoying Professional Loan and Xiaoying Preferred Loan with a term of three years. The cooperation ended as the Company ceased those long-term loan products due to the business strategy. The Company and Jiangxi Ruijing may restart the cooperation if any new products fit both sides’ business plan in the future.

Note 10. Related Party Balances and Transactions, page F-38

7.                   We note that in 2019, you transferred loan portfolios with an aggregate amount of RMB108.7 million to Zijinzhonghao (Zhejiang) Investment Co., Ltd. (“ZJZH”), an entity controlled by Mr. Tang Yue. Please tell us how you accounted for the transfer and provide the supporting authoritative guidance.

Response:

The Company respectfully advises the Staff that, in accordance with ASC 860-10-20, the Company transfers its loan portfolios to an investor, ZJZH, which meets the definition of “transfer” under ASC 860. The creditor’s rights of the underlying loan are fully transferred across in its entirety to the investor, ZJZH, when a separate legally binding agreement is signed that binds the ownership of the loan to the investor and the consideration being paid by the investor. With the creditor’s rights fully transferred, ZJZH is entitled to claim its right as the new creditor to the borrower in respect of the loan based on the agreements. In accordance with ASC 860-10-40-5, the Company is in view of that the transferred financial assets have been isolated and are beyond the reach of the Company even in a bankruptcy or other receivership. Hence, the Company concludes that the transfer of financial assets from the Company to ZJZH would be accounted for as a sale under ASC 860-10-40-5 and would cause the de-recognition of the financial assets. The Company accounts for this transaction using the guidance outlined in ASC 860-10-40-1B, thus the Company derecognized the transferred financial assets of RMB108.7 million in the Balance Sheet. The Company also recognized at fair value the consideration obtained in the transfer at the amount of RMB108.7 million upon completion of the transfer since it qualified as a sale, in accordance with ASC 860-20-25-1 and ASC 860-20-30-1. The transferred loan portfolios were guaranteed by ZhongAn. Investors can be reimbursed for any principal or interest past due in the event of default. Therefore, the considerations received by the Company were determined based on the amortized costs of the loan portfolios on the transaction dates. There was no gain or loss on the sale recognized in the Income Statement for this transaction.

*          *          *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at +86-13910503629 (frank.zheng@xiaoying.com) or Mr. Li He of Davis Polk & Wardwell LLP at +852-2533-3306 (li.he@davispolk.com). Thank you very much for your assistance.

Sincerely,

/s/ Frank Fuya Zheng
Name:	Frank Fuya Zheng
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP